# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hanesbrands Inc., CIK 0001359841
CUSIP: 410345102
Title of class of securities: Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 101 North Cherry Street, Winston-Salem, North Carolina (NC), 27101
Date of event which requires filing of this statement: 09/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000060086

## Reporting persons
- Loews Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 31,900,000; shared voting power 0; sole dispositive power 31,900,000; shared dispositive power 0; aggregate amount beneficially owned 31,900,000 (9% of the class)
  Comment: Explanatory Note. This Schedule 13G operates as an amendment to the Schedule 13D filed by the Reporting Person with respect to the Issuer on August 12, 2025 (the "Prior Schedule 13D"). The shares of Common Stock held by the Reporting Person are no longer held with any purpose, or with the effect of, changing or influencing control of the Issuer. In accordance with Rule 13d-1(h), the Reporting Person is filing this Schedule 13G to replace the Prior Schedule 13D in its entirety.

## Item 1. Issuer
Name of issuer: Hanesbrands Inc.
Address of issuer's principal executive offices: 101 North Cherry Street, Winston-Salem, NC, 27101

## Item 2. Person Filing
Name of person filing: Loews Corporation
Address of principal business office or, if none, residence: 9 West 57th Street, New York, NY 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 31,900,000
Percent of class: 9.0 %
Sole power to vote or to direct the vote: 31,900,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 31,900,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Loews Corporation: /s/ Marc A. Alpert, Marc A. Alpert, Senior Vice President, General Counsel and Secretary (09/26/2025)